EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/31/2024	Buy	6,394	5.74
1/13/2025	Buy	4,400	5.61
1/21/2025	Buy	105,952	5.71